November 26, 2013

via edgar

Mr. Geoff Kruczek, Attorney-Advisor Ms. Peggy Kim, Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Yongye International, Inc. Schedule 13E-3 filed by Yongye International Inc., et al. Filed October 28, 2013, as amended November 6, 2013 File No. 005-84050

Preliminary Proxy Statement on Schedule 14A Filed October 28, 2013, as revised November 6, 2013 File No. 001-34444

Dear Mr. Kruczek and Ms. Kim:

On behalf of Yongye International, Inc., a company incorporated under the laws of Nevada (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of November 15, 2013 with respect to the Schedule 13E-3, File No. 005-84050 (the “Schedule 13E-3”), filed on October 28, 2013, as amended on November 6, 2013, and the Preliminary Proxy Statement on Schedule 14A, File No. 001-34444 (the “Proxy Statement”), filed on October 28, 2013, as revised on November 6, 2013, by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning any of the Company, and the other filing persons or Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), such response is included in this letter based on information provided by such other entities or persons or their respective representatives.

Securities and Exchange Commission, p. 2

Concurrently with the submission of this letter, the Company is filing via EDGAR under separate cover Amendment No. 2 to the preliminary proxy statement (the “Revised Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). Please note that the Revised Proxy Statement and Amended Schedule 13E-3 also include other updates to the Company’s disclosures and internal conforming changes. In addition, a marked copy of each of the Amended Schedule 13E-3 and the Revised Proxy Statement to show changes against the Schedule 13E-3 and the Proxy Statement is being provided to the Staff via email.

* * *

Schedule 13E-3

1.	Please provide us your analysis as to whether Mr. Homer Sun and the current or former members of management whose shares being rolled over via Prosper Sino are engaged in this going-private transaction and therefore required to file and sign this Schedule 13E-3. Please also provide us your analysis regarding whether INB Holdings and Cantrust (Far East) Limited are engaged in this transaction.

The Company respectfully advises the Staff that, after careful consideration of the Staff’s guidance in Compliance and Disclosure Interpretations (“C&DIs”) 201.01, 201.05 and 201.06, the Company determined (as further described below) that, based on information available to the Company, Mr. Homer Sun is not an affiliate engaged in the going-private transaction and that therefore he should not be included as a filing person on the Schedule 13E-3.

Consistent with the Staff’s views expressed in C&DIs 201.01, 201.05 and 201.06, the determination that Mr. Homer Sun is not an affiliate engaged in the going-private transaction was based on a review of the facts and circumstances available to the Company at the time of filing and the applicable Commission rules and guidance. C&DI 201.05 explains that two issues may be raised with respect to the determination of “filing person” status, namely (1) whether the entities or persons are “affiliates” of the issuer within the scope of Rule 13e-3(a)(1) and (2) whether those affiliates are deemed to be engaged, either directly or indirectly, in the going private transaction. Mr. Homer Sun is neither an “affiliate” of the Company nor is he engaged in the going-private transaction, and therefore he should not be included as a filing person on the Schedule 13E-3.

The Company respectfully submits that Mr. Homer Sun is not an affiliate of the Company within the scope of Rule 13e-3(a)(1) because he does not exercise control over the Company. Mr. Homer Sun is one of seven directors on the Company’s board of directors and is not in a position to control the vote or quorum requirements with respect to any action by the Company’s board of directors. In his capacity as a director of the Company, Mr. Homer Sun is not engaged in and does not manage the day-to-day operations of the Company. Without other indicia of control, Mr. Homer Sun is not an affiliate of the Company.

Securities and Exchange Commission, p. 3

Furthermore, the Company respectfully submits that Mr. Homer Sun is not engaged in the going-private transaction. Although Mr. Homer Sun is a director of the Company, the going-private transaction was negotiated by a special committee of independent directors of which Mr. Homer Sun was not a member, and Mr. Homer Sun recused himself from the consideration and approval of the going-private transaction. To the extent that Mr. Homer Sun was involved in the negotiation of the going-private transaction, he was acting solely on behalf of MSPEA Agriculture Holding Limited in his capacity as a managing director of Morgan Stanley and was not acting in his capacity as a director of the Company or in his individual capacity. C&DI 201.05 provides that an important aspect of the Staff’s analysis is whether the entity or person ultimately would hold a material amount of the surviving company’s outstanding equity securities. Here, Mr. Homer Sun does not hold any equity securities of the Company, nor will he hold any equity securities of the Company after the effective time of the merger. Another factor to be considered by the Staff is whether a person’s terms of future employment are negotiated by such person or whether such terms will change as a result of the going-private transaction. Here, Mr. Homer Sun is not currently employed by the Company, nor will he be employed by the Company after the effective time of the merger.

For these reasons, the Company determined that Mr. Homer Sun is not engaged in the going-private transaction and should not be a filing person on the Schedule 13E-3.

The Company has carefully considered whether the current or former members of management who have beneficiaries designated pursuant to the Prosper Sino trust, INB Holdings or Cantrust (Far East) Limited are engaged in the transaction and, therefore, obligated to file and sign the Schedule 13E-3. The Company does not believe additional individuals or entities are engaged in this transaction. As you know, Prosper Sino has been included as a filing person on the Schedule 13E-3. Prosper Sino, however, did not negotiate or otherwise participate in the transaction and, neither Prosper Sino, nor any of its beneficiaries will participate in the management of the Company after the transaction is completed. Prosper Sino's role in this matter is limited to holding legal title to certain shares of the Company as a fiduciary on behalf of its beneficiaries and executing the Contribution Agreement and Voting Agreement on the trust beneficiaries' behalf. Notwithstanding this lack of engagement, Prosper Sino was voluntarily included as a filing person.

INB Holdings and Cantrust (Far East) Limited are similarly also not engaged in this transaction. INB Holdings is a passive and indirect nominee holder of the trust shares. It did not have any role in the transaction, any economic or other interests in the trust shares and will not be involved with the management of the Company after the transaction. Cantrust (Far East) Limited is a professional provider of trust services. It did not participate in the transaction, does not have any economic or other interests in the trust shares and will not be involved in the management of the Company after the transaction is complete. Cantrust's only involvement with the transaction was to perform certain administrative tasks, such as determining whether or not certain shares held by Prosper Sino would be rolled over in the transaction.

Securities and Exchange Commission, p. 4

Finally, no additional current or former members of management who have contributed shares to Prosper Sino are engaged in this transaction. Members of management do not have any beneficial or other interests in the Sino Prosper trust shares. The trust shares are held for the benefit of certain family members designated as beneficiaries of the Prosper Sino trust. The only member of Company management that contributed shares to Prosper Sino that could be viewed as being engaged in the transaction is Mr. Zishen Wu. As you know, Mr. Wu is already included as a filing person on the Schedule 13E-3. Mr. Wu's engagement in the transaction, however, is not related to the shares he contributed to Prosper Sino for the benefit of his family members. His current and future roles in the management of the Company triggered his engagement in the transaction. None of the other members of management who contributed shares to Prosper Sino are affiliates of the Company. As noted in our response to the Staff's comment No. 9, these members of management were contacted for their views about whether Prosper Sino should roll over the trust shares in the transaction. However, the views expressed by these management members were non-binding recommendations and we do not believe this limited role engaged them in the transaction.

The Company respectively submits that no additional individuals or entities should be viewed as being engaged in this transaction. The Company also does not believe that the inclusion of additional individuals or entities as filing persons on the Schedule 13E-3 will provide investors with additional information that is material or necessary to make an informed investment decision about the transaction.

Item 2. Subject Company Information, page 4

2.	Although you say the disclosure required by Item 1002(e) of Regulation M-A is included the proxy statement, no such disclosure appears under the caption mentioned. Please revise to include such information. If this item is inapplicable or the answer is negative, so state. See Instruction E to Schedule 13E-3.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 3 of the Amended Schedule 13E-3.

3.	We note that the disclosure provided on page 108 of the preliminary proxy statement in response to Item 1002(f) of Regulation M-A relates to prior purchases by the “buyer group.” However, the definition of “buyer group” in the Schedule 13E-3 and on page 12 of the preliminary proxy statement appears to exclude filing persons who are listed on the cover page and who have signed the document. Thus, it appears that each filing person has not yet provided the disclosure required by Item 1002(f) of Regulation M-A. Please revise. If, however, the reference to “their affiliates” in defining the term “buyer group” is intended to refer to the other filing persons, please revise for clarity. Please also refer to our comments below regarding the fairness determination by the “buyer group.”

The Schedule 13E-3 and the Proxy Statement have been revised to reflect the Staff’s comment. Please refer to page 1 of the Amended Schedule 13E-3 and page 3 of the Revised Proxy Statement.

Securities and Exchange Commission, p. 5

Item 15. Additional Information, page 15

4.	It appears you are responding to the disclosure requirements of a prior version of Item 1011 of Regulation M-A and Item 15 of Schedule 13E-3; specifically, the version where part (b) of Item 1011 was captioned as “Other material information.” Please note that “Other material information” is now included as part (c) of Item 1011 of Regulation MA. Therefore, please revise to provide the disclosure currently required by Item 1011(b) of Regulation M-A. Also, given the nature of the transaction for which proxies are being solicited, please revise to provide the resolution required by Exchange Act Section 14A(b) and Rule 14a-21(c), or advise.

The Company respectfully advises the Staff that there are no “golden parachute” or similar arrangements providing for cash severance payments, stock awards for which vesting would be accelerated, in the money option awards for which vesting would be accelerated, payments in cancellation of stock and option awards, pension or nonqualified deferred compensation benefit enhancements, perquisites or other personal benefits or property, heath care or welfare benefits, tax reimbursements or other compensation within the meaning of Item 402(t)(2) of Regulation S-K triggered by the going-private transaction. As a result, the resolution required by Exchange Act Section 14A(b) and Rule 14a-21(c) would not appear to be required. The Schedule 13E-3 has been revised to reflect that this item is not applicable. Please refer to page 11 of the Amended Schedule 13E-3.

Item 16. Exhibits, page 15

5.	Please note that Items 1015(a) and 1016 of Regulation M-A, taken together, require the filing of any report, opinion or appraisal materially related to the transaction, including, but not limited to those relating to the consideration or fairness thereof. Given this, please file as an exhibit the memorandum provided by Houlihan Lokey, as referenced on page 36.

The executed version of the memorandum, which is in the form of an addendum to its engagement letter agreement, provided by Houlihan Lokey has been filed as Exhibit (d)-(8) to the Amended Schedule 13E-3 in response to the Staff’s comment.

Preliminary Proxy Statement on Schedule 14A

6.	We note the fourth and fifth paragraphs of your letter to stockholders, where you state the special committee’s and board’s conclusions regarding the fairness of the transaction to the Company’s stockholders “other than the holders of the excluded shares, whom [you] refer to as the ‘unaffiliated stockholders.’” Your definition of those who hold “excluded shares,” appears to include only some of the filing persons and, in any event, not all of the Company’s officers and directors, such as those who will receive the merger consideration. Therefore, it appears that your definition of, and conclusions regarding the fairness of the transaction to, “unaffiliated stockholders” includes persons who are affiliates. Accordingly, it also appears the disclosure regarding the conclusions of the board and each filing person who has expressly adopted their analysis and conclusions is inconsistent with Item 1014 of Regulation M-A. Please revise here and throughout your document.

Securities and Exchange Commission, p. 6

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to the cover letter, the notice of special meeting and pages 7, 18 and 51 of the Revised Proxy Statement.

7.	As a related matter, we note that the financial advisor’s opinion, as mentioned on pages 15, 46 and 54, is similarly limited to fairness to holders other than holders of excluded shares. To the extent the board or other filing person adopts this analysis and conclusion or adopts the analysis and conclusions of another filing person who so adopted it, as indicated on page 52, those parties have not met their disclosure obligation under Item 1014 of Regulation M-A. Please revise accordingly.

The Company respectfully advises the Staff that holders of shares of Company common stock other than holders of the excluded shares by definition include all stockholders unaffiliated with the Company, since the holders of the excluded shares are all affiliated stockholders of the Company and do not include any unaffiliated stockholders. To the extent that “the holders of the shares of Company common stock (other than holders of the excluded shares)” may include one or more affiliated stockholders of the Company that are not members of the buyer group, the Company respectfully advises the Staff that the consideration to be received by such affiliated stockholders of the Company is identical in all respects to the consideration to be received by the unaffiliated stockholders. The Company therefore believes that there is no meaningful distinction to be drawn between the concepts of “fairness to the unaffiliated stockholders of the Company” and “fairness to the holders of shares of Company common stock other than holders of the excluded shares” and believes that, even though the opinion of Houlihan Lokey addressed fairness with respect to the holders of shares of Company common stock other than holders of the excluded shares rather than to the unaffiliated stockholders directly, it is still reasonable and appropriate to consider the fairness opinion of Houlihan Lokey as a material factor in its determination as to the fairness of the transaction to the unaffiliated stockholders. In addition, the Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 47and 49 of the Revised Proxy Statement.

Summary Term Sheet, page 10

8.	Considering the numerous persons and similarly named entities involved with this transaction and the multiple levels of ownership and transactions related to the merger, please revise to include a graph that displays the post-transaction ownership structure, including the relative percentages owned by each individual and entity.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 4 of the Revised Proxy Statement.

Stockholders Entitled to Vote, page 13

9.	You disclose that Prosper Sino “has decided” only to vote a portion of the shares it beneficially owns, but it appears from your disclosure, including those revisions related to whether the trustees have full discretion of the trust’s assets and shares to be cashed out by independent directors, that decisions regarding the shares and participation in the transaction do not rest solely with it or its trustees. Please revise or advise. Please also revise to clarify how Prosper Sino or its beneficiaries intend to vote the shares not being rolled over, and revise the numbers and percentages in the second paragraph accordingly.

Securities and Exchange Commission, p. 7

We respectfully advise the Staff that under the documents that created the trust, the trustee has sole legal power to vote and dispose of shares held by Prosper Sino. However, because the shares are held by Prosper Sino for the benefit of the family members of certain directors and members of the management who settled the trust (the “settlors”), in connection with this transaction, the trustee had asked the settlors for recommendations as to whether to roll over such shares. The views expressed by the settlors were in the form of non-binding recommendations. We revised the Proxy Statement, however, to attribute shared beneficial ownership to both Prosper Sino and the management settlors as a result of the possibility that these communications could create a risk that shared voting and dispositive power existed over the shares regarding this transaction.

At present, the trustee intends to vote shares held by Prosper Sino not being rolled over in favor of the proposed transaction, subject to the trustee’s fiduciary obligations to its beneficiaries at the time of the special meeting. Prosper Sino however is under no obligation to vote the shares that are not rolling over in accordance with the terms of the Voting Agreement. We therefore respectfully advise the Staff that there is no need to revise the numbers or percentages in the second paragraph.

10.	You characterize the third voting threshold as the “majority of unaffiliated stockholders” vote requirement, but, as indicated in our comments above, it appears from your disclosure that affiliates and their shares will be included as part of that vote. Please revise to eliminate the implication that only unaffiliated shareholders are voting under this threshold. Also revise the disclosure regarding the board’s and other filing persons’ analysis and conclusions regarding the procedural fairness of this transaction.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 5, 18, 34, 35, 37, 39, 40, 46, 65 and 90 of the Revised Proxy Statement.

Merger Consideration, page 13

11.	For each filing person rolling over its shares or otherwise receiving equity in the entities following the merger, including beneficiaries of Prosper Sino, please revise to disclose the number and percent of common/preferred shares or options they will own before and after the transactions. Also, if these holders will not pay taxes in connection with the transaction, please revise to highlight this effect and how that differs from the effect on unaffiliated security holders. See Item 1013(d) of Regulation M-A.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 6 and 67 of the Revised Proxy Statement.

Securities and Exchange Commission, p. 8

12.	Please revise to clarify the purpose of the transactions described in the first paragraph on page 14, including the purpose of and reasons for the different merger consideration to be received by members of the “buyer group,” including why MSPEA is receiving only preferred shares, when it appears to currently own both common and preferred shares, while Prosper Sino is receiving only options, when it appears to currently hold in trust only common shares. Please also summarize the material terms of the preferred shares and options.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 6 and 63 of the Revised Proxy Statement.

Interests of Certain Persons in the Merger, page 16

13.	Please revise to identify which of the “certain” officers and directors will remain in those positions following the merger.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 10 and 84 of the Revised Proxy Statement.

Competing Transactions, page 17

14.	We note that this section and those captioned “Termination of the Merger Agreement,” “Termination Fee and Reimbursement of Expenses” and “Remedies” essentially repeats the disclosure to which you cross-reference. Please revise to eliminate unnecessary duplication. See Item 1001 of Regulation M-A.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 10, 11, 12, 13, 100, 101 and 102 of the Revised Proxy Statement.

What vote of our stockholders is required . . .?, page 25

15.	If, as a result of any of the agreements mentioned in your disclosure, any of the voting thresholds will be met, such as (ii) in the second paragraph on page 3, please revise to state so directly. Also revise to disclose the number and percentage of shares that need to be voted in favor of the merger by unaffiliated stockholders to meet the threshold in (i), after considering all shares held by the buyer group and the company’s officers and directors.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 5, 18 and 90 of the Revised Proxy Statement.

Background of the Merger, page 32

16.	When you refer to MSPEA and other entities as having had or participated in discussions or negotiations, please clarify which individual(s) participated on behalf of those entities. For example, clarify who at MSPEA held discussions with Mr. Wu starting in April 2012 and who at MSPEA received indications of interest in March 2012.

Securities and Exchange Commission, p. 9

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 25 and 26 of the Revised Proxy Statement.

17.	We note the disclosure that the trading suspension due to the company’s untimely filing. Please expand to clarify the reasons trading did not resume once that filing was made.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 36 and 37 of the Revised Proxy Statement.

18.	Please revise to clarify the reasons underlying each of the changes to projections mentioned on page 42. Also, it appears from your disclosure on pages 71-73 that the changes noted here were not the only changes to your projections. Please revise to eliminate that implication. Please also revise to clarify the reasons for the changes in the projected information disclosed on pages 71-73. For example, is the reduction in estimated revenue solely attributable to accounting policy noted at the bottom of page 72, industry or company-specific factors or both?

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 37 and 72 of the Revised Proxy Statement.

Recommendation of our Board of Directors and the Special Committee, page 46

19.	Please revise to clarify the reference to “substantially” in the first two paragraphs under this caption.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 43 of the Revised Proxy Statement.

Position of the Board of Directors as to the Fairness of the Merger, page 52

20.	While we note the board’s adoption of the conclusions of the special committee, it appears the board did not expressly adopt its analysis and has also not considered each of the factors referenced below. Each filing person must individually comply with the requirements of Schedule 13E-3. If the special committee’s analysis and conclusions regarding the procedural and substantive fairness of the transaction are being expressly adopted by the board, and the special committee did not consider all the factors listed in paragraphs (c), (d) and (e) and Instruction 2 to Item 1014 of Regulation M-A, the board should discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed relevant or material. Alternatively, if the board is not adopting the analysis of the special committee, the board’s analysis should address each factor in reasonable detail or explain in detail why the factor(s) were not deemed relevant or material. Please revise accordingly.

Securities and Exchange Commission, p. 10

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 48, 49, 50 and 51 of the Revised Proxy Statement.

21.	For each filing person, please revise clarify why this transaction is being undertaken at this time as opposed to any other time, particularly in light of the company’s recent and projected financial information. See Item 1013(c) of Regulation M-A.

The Company respectfully advises the Staff that the reasons for the Company and the buyer group undertaking the transaction at this time are disclosed in the last bullet of page 50 and the first full paragraph of page 63 of the Proxy Statement, respectively. In addition, the Proxy Statement has been revised to reflect the Staff’s comment regarding the Company’s recent and projected financial information. Please refer to pages 50 and 51 of the Revised Proxy Statement.

22.	Please revise to disclose the reasons for the structure of this transaction. For example, we note that appraisal rights are not available in connection with this transaction. Discuss whether this was a factor the special committee or board considered in setting the structure of this going private transaction. That is, how did the board and special committee consider the lack of appraisal rights in negotiating and agreeing the method by which to take the company private? Would appraisal rights have been available had you chosen a different means? Please also apply this comment to the disclosure concerning the “buyer group” starting on page 62, including the reasons for the different forms of equity to be received by the filing persons.

The Company and the buyer group respectfully advise the Staff that Section 92A.390 of the Nevada Revised Statutes (“NRS”) enumerate several circumstances in which a class or series of the capital stock of a Nevada corporation subject to a merger transaction would not be entitled to dissenter’s rights under the NRS, including if the class or series is, as of the record date for the meeting of stockholders to approve the merger: (i) a covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, or (ii) traded in an organized market and has at least 2,000 stockholders (including record and beneficial stockholders) and a market value of at least US$20 million (exclusive of the value of shares of such class or series held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares). The Company common stock should satisfy one or more of these criteria at the record date of the special meeting, so no dissenter’s rights will be available to holders of the Company common stock in connection with the going private transaction. The buyer group, the special committee and the board did not consider the lack of dissenter’s rights as a factor in setting the structure of the going private transaction nor did they consider whether appraisal rights would have been available under different means.

Securities and Exchange Commission, p. 11

Reasons of the Buyer Group for the Merger, page 62

23.	Each filing person must individually comply with the requirements of Schedule 13E-3, including Items 1013 and 1014 of Regulation M-A. As noted above, it appears your definition of “buyer group” does not include each filing person listed on the cover page of Schedule 13E-3 and that signed that document. Please revise your definition of “buyer group” or your disclosure here accordingly.

We respectfully refer the Staff to our response to the third comment.

Position of the Buyer Group as to the Fairness of the Merger, page 64

24.	We note the “considerations and findings” being adopted by the buyer group. Please revise to clarify whether the buyer group is expressly adopting the analysis and conclusions of the special committee and board. If it is so adopting, and the special committee and board did not consider all the factors listed in paragraphs (c), (d) and (e) and Instruction 2 to Item 1014 of Regulation M-A, the buyer group should discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed relevant or material. Please revise accordingly.

We respectfully advise the Staff that the buyer group has not adopted the considerations and findings of the special committee or the board.

25.	Please refer to the eighth bullet point on page 66 and clarify how that factor weighed in the determination of procedural fairness, given that it appears to state that a vote of a majority of unaffiliated shareholders is not required. See Item 1014(c) of Regulation MA.

We respectfully advise the Staff that the eighth bullet point on page 65 indicates that a vote of a majority of the non-buyer group stockholders is required to approve the proposed transaction.  As indicated in the Proxy Statement, the buyer group did not find it practicable to and did not attach weight to each of the factors it considered in reaching its position as to the procedural fairness of the merger and the other transactions contemplated by the merger agreement, including the merger, to the Company’s unaffiliated shareholders.

Plans for the Company after the Merger, page 69

26.	We note the first paragraph and related bullet points on page 70. The disclosure you provide pursuant to Item 1006(c)(1)-(8) must be provided by each filing person and those specified in Instruction C to Schedule 13E-3, not only by the “Parent” or the “Company.” Similarly, the disclosure provided pursuant to Item 1007 must be from each filing person and those specified in Instruction C, not merely “Holdco,” “Parent” and “Merger Sub,” as stated on page 76. Please revise.

Securities and Exchange Commission, p. 12

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 69 and 76 of the Revised Proxy Statement.

Alternatives to the Merger, page 76

27.	Please revise to clarify the “certain potential transactions” considered and their reasons for rejection. Also revise to disclose whether alternative means to accomplish the stated purposes were considered, describe those alternatives and state the reasons for their rejection. Further, you indicate that you considered remaining public; please revise to disclose why this option was rejected. Please also apply this comment to the disclosure concerning the “buyer group” starting on page 62.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 75 of the Revised Proxy Statement.

Vote Required, page 88

28.	We note the disclosure on page 89 regarding the number and percentage of shares to be voted by the Company’s officers and directors. Please revise to clarify whether and to what extent these amounts include shares held by officers and directors, or their affiliates, who are engaged in this going-private transaction and intend to vote their shares in favor of the transaction. If those shares are not included, please add the number and percentage of shares you say your officers and directors will vote in favor of the merger agreement to the numbers and percentages mentioned in the last paragraph on page 89.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 90 of the Revised Proxy Statement.

Treatment of Common Stock and Preferred Stock, page 91

29.	The caption refers to treatment of preferred stock but no related disclosure follows. Please revise.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 92 of the Revised Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management of the Company, page 106

30.	Please identify the natural persons who have or share voting and/or dispositive power with respect to the shares held by the entities listed in the table.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 108 of the Revised Proxy Statement.

Securities and Exchange Commission, p. 13

Selected Financial Information, page 110

31.	Please tell us how the selected financial information presented includes the disclosure required by Item 1010(c)(1) of Regulation M-A, particularly the information specified in Rule 1-02(bb)(1)(i) of Regulation S-X.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 112 of the Revised Proxy Statement.

Certain Material U.S. Federal Income Tax Consequences, page 111

32.	Please revise to disclose all material federal income tax consequences, not only “certain” ones.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 14, 17 and 113 of the Revised Proxy Statement.

Where you can find more information, page 116

33.	Please update the information provided pursuant to Item 1010 of Regulation M-A, as required. Please also tell us why you believe you may forward incorporate by reference, as indicated by the first paragraph on page 117.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 119 of the Revised Proxy Statement. The Company notes the wording of Note D.2 to Schedule 14A (“This includes information contained in documents filed subsequent to the date on which definitive copies of the proxy statement are sent or given to security holders, […]”), but can delete such forward incorporation by reference to the extent the Staff believes it is not permissible.

34.	Refer to the last bullet point on page 117. Except for the Form 8-K dated September 23, 2013, each Form 8-K you list was never actually filed. Please revise or advise. Please include in your response why you are incorporating by reference Form 8-Ks from prior fiscal years.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 119 of the Revised Proxy Statement.

Annex C

35.	Instead of simply listing who the listed natural persons were “employed by,” please revise to clarify the nature of their occupation. See Item 1003(c)(1) of Regulation M-A.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages C-3 and C-4 of the Revised Proxy Statement.

Securities and Exchange Commission, p. 14

Proxy Card

36.	Please tell us where on the proxy card the Internet and telephone voting instructions noted on page 89 appear.

The proxy card has been revised to reflect the Staff’s comment.

Additional Comment

37.	Please provide us with copies of the complaints for the shareholder litigation actions discussed in this section.

A .pdf copy of the pleadings related to the lawsuits discussed in this section is being provided to the Staff via email.

*               *               *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of Yongye International, Inc. and the other filing persons, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (86) 10 5920 1090.

Very truly yours,

/s/ Ling Huang

Ling Huang Esq.

:

cc:	W . Clayton Johnson, Esq.—Cleary Gottlieb Steen & Hamilton LLP

Mitchell S. Nussbaum, Esq.—Loeb & Loeb LLP
Norwood P. Beveridge, Jr., Esq.—Loeb & Loeb LLP

John E. Lange, Esq.—Paul, Weiss, Rifkind, Wharton & Garrison LLP

Akiko Mikumo, Esq.—Weil, Gotshal & Manges LLP

Peter X . Huang, Esq.—Skadden, Arps, Slate, Meagher & Flom LLP
Daniel Dusek, Esq.—Skadden, Arps, Slate, Meagher & Flom LLP

Securities and Exchange Commission, p. 15

EXHIBIT A – ACKNOWLEDGEMENT

In response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter of November 15, 2013 with respect to the Schedule 13E-3, File No. 005-84050 (the “Schedule 13E-3”), filed on October 28, 2013, as amended on November 6, 2013, and the Preliminary Proxy Statement on Schedule 14A, File No. 001-34444 (the “Proxy Statement”), filed on October 28, 2013, as revised on November 6, 2013, by Yongye International, Inc. and the other filing persons named therein, each of the undersigned hereby acknowledges that in connection with the Amendment No. 2 to the Schedule 13E-3 and the Amendment No. 2 to the Proxy Statement, each filed concurrently with the submission of this acknowledgement, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yongye International, Inc.

By:	/s/ Sean Shao
Name:	Sean Shao
Title:	Director and Chair of Special Committee

Yongye International Limited

By:	/s/ Zishen Wu
Name:	Zishen Wu
Title:	Director

Securities and Exchange Commission, p. 16

Yongye International Merger Sub Limited

By:	/s/ Zishen Wu
Name:	Zishen Wu
Title:	Director

Xingmei Zhong

By:	/s/ Xingmei Zhong

Full Alliance International Limited

By:	/s/ Xingmei Zhong
Name:	Xingmei Zhong
Title:	Director

Zishen Wu

By:	/s/ Zishen Wu

Orient Blossom Investments Limited

By:	/s/ Xingmei Zhong
Name:	Xingmei Zhong
Title:	Director

Securities and Exchange Commission, p. 17

Prosper Sino Development Limited

By:	/s/ Miss Chiu Soo Ching, Katherine
Name:	Miss Chiu Soo Ching, Katherine, representing INB Holdings Limited
Title:	Director

Morgan Stanley Private Equity Asia III, L.L.C.

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Vice President

Morgan Stanley Private Equity Asia III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Vice President

Securities and Exchange Commission, p. 18

Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd.

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Director

MSPEA Agriculture Holding Limited

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Director

Lead Rich International Limited

By:	/s/ Peng Liu
Name:	Peng Liu
Title:	Director

Stable Rich Capital Advisory Limited

By:	/s/ Peng Liu
Name:	Peng Liu
Title:	Director

Peng Liu

By:	/s/ Peng Liu